Via Facsimile and U.S. Mail
Mail Stop 6010

March 24, 2009

Mr. Sean T. Leonard
Senior Vice President and Chief Financial Officer
Ambac Financial Group, Inc.
One State Street Plaza
New York, New York 10004

Re: Ambac Financial Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarters Ended March 31, 2008, June 30, 2008 and
September 30, 2008
File No. 1-10777

Dear Mr. Leonard:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                        Sincerely,

                                        Joel Parker
                                        Branch Chief